UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

WillScot Corporation

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

971375126

(CUSIP Number)

Christopher J. Miner

General Counsel and Senior Vice President

Mobile Mini, Inc.

4646 E. Van Buren Street, Suite 400

Phoenix, Arizona 85008

(480) 894-6311

With a Copy to:

Phillip R. Mills

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971375126

1.	Names of Reporting Persons. Mobile Mini, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0(1)
	8.	Shared Voting Power 49,067,354 shares of Class A Common Stock(1)(2)
	9.	Sole Dispositive Power 0(1)
	10.	Shared Dispositive Power 49,067,354 shares of Class A Common Stock(1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 49,067,354 shares of Class A Common Stock(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 44.48%(1)(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	See Item 5 of this Schedule 13D.
(2)

Beneficial ownership of the 49,067,354 shares of Class A Common Stock (as defined below) referenced above is being reported hereunder solely because Mobile Mini, Inc. may be deemed to have beneficial ownership of such shares of Class A Common Stock as a result of the Voting Agreement (as defined below) with certain stockholders of WillScot Corporation. In addition, as a result of the Voting Agreement, Mobile Mini may be deemed to have beneficial ownership of 8,024,419 unregistered shares of Class B common stock, par value $0.0001 per share, of WillScot Corporation. Pursuant to the Voting Agreement, Mobile Mini has a total of 48.24% of the voting power of the issued and outstanding common stock of WillScot Corporation as of the date of this Schedule 13D. The beneficial ownership percentages in this Schedule 13D do not take into account the Share Exchange (as defined below) or the Warrant Exercise (as defined below) because such events are not anticipated to occur prior to the vote on the Merger at the special meeting of the stockholders of WillScot Corporation. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mobile Mini, Inc. that it is the beneficial owner of such shares of Class A Common Stock for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of WillScot Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 901 S. Bond Street, Suite 600, Baltimore, Maryland 21231.

Item 2. Identity and Background

(a) – (c), (f)

This Statement is being filed by Mobile Mini, Inc., a Delaware corporation (“Mobile Mini” or the “Reporting Person”). The principal business of Mobile Mini is providing modular space and portable storage solutions. The principal business address and principal office address of Mobile Mini is 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

The name, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of the Reporting Person is set forth on Schedule A hereto and are incorporated herein by reference.

(d) – (e)

During the last five years, neither the Reporting Person no, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On March 1, 2020, concurrently with the execution of the Merger Agreement (as defined below), and as an inducement for Mobile Mini to enter into the Merger Agreement, the TDR Parties (as defined below), which currently beneficially own approximately 44.48% of the outstanding shares of Class A Common Stock, entered into the Voting Agreement (as defined below), pursuant to which Mobile Mini may be deemed to beneficially own as of the date of that agreement 49,067,354 shares of Class A Common Stock. The beneficial ownership percentages described in this Schedule 13D do not assume the occurrence of the Share Exchange (as defined below) or the Warrant Exercise (as defined below). For a description of the Share Exchange and the Warrant Exercise, see Item 5 below, which descriptions are incorporated by reference in response to this Item 3.

As described in response to Items 4 and 5 below, the shares of the Class A Common Stock beneficially owned by the TDR Parties (such shares, the “Voting Agreement Shares”) have not been purchased by the Reporting Person, and thus no funds were used for such purpose. The Reporting Person has not paid any monetary consideration to the TDR Parties in connection with the execution and delivery of the Voting Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction

The Merger Agreement

On March 1, 2020, Mobile Mini entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Issuer and Picasso Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”). Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into Mobile Mini, with Mobile Mini surviving as a wholly-owned subsidiary of the Issuer (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Mobile Mini common stock, par value $0.01 per share (“Mobile Mini Common Stock”), issued and outstanding immediately prior to the Effective Time (other than shares held by Mobile Mini as treasury stock or held by its subsidiaries), will be converted into the right to receive 2.4050 shares of Class A Common Stock (the “Merger Consideration”). Immediately thereafter, as contemplated by the Merger Agreement and the amended and restated certificate of incorporation of the Issuer to be filed at the Effective Time, all outstanding shares of Class A Common Stock will be converted into shares of common stock of the Issuer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Mobile Mini’s Form 8-K, filed on March 5, 2020, and incorporated herein by reference.

The Voting Agreement

Concurrently with the execution and delivery of the Merger Agreement, Mobile Mini entered into a voting agreement (the “Voting Agreement”) with TDR Capital LLP (“TDR Capital”), TDR Capital II Holdings L.P. (“TDR Holdings”), and Sapphire Holding S.à.r.l. (“Sapphire Holdings”), an affiliate of the investment funds managed by TDR Capital (together with TDR Capital and TDR Holdings, the “TDR Parties”) whereby Sapphire Holdings has agreed, among other things, to vote all of its shares of Class A Common Stock and Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) in favor of the issuance of the Merger Consideration in connection with the Merger and the adoption of the amended and restated certificate of incorporation for the Issuer, effective upon consummation of the merger (the “Charter Amendment” and together with the issuance of Merger Consideration, the “Issuer Proposals”).

The Merger Agreement and the Voting Agreement further provide that Sapphire Holdings will exchange all of its shares of common stock, par value $0.0001 per share (“WSHC Stock”), of William Scotsman Holdings Corp., a direct subsidiary of the Issuer (“Holdings”), prior to the Effective Time, for shares of Class A Common Stock, at an exchange ratio of 1.3261 times, without any subsequent adjustment, and, concurrently with such exchange, all issued and outstanding shares of Class B Common Stock (which are held by Sapphire Holdings) will be cancelled (the “Class B Cancellation”) and each of the existing shareholders agreement of Holdings and the exchange agreement of Holdings will automatically terminate and be of no further force and effect. At the Effective Time, and as a result of the Class B Cancellation and the adoption by the Issuer of an amended and restated certificate of incorporation as set forth in the Merger Agreement, the combined company will have a single series of its common stock, par value $0.0001 per share, outstanding.

The Voting Agreement requires (i) Sapphire Holdings to vote all of its shares of the Class A Common Stock and Class B Common Stock, (A) in favor of the Issuer Proposals, (B) against any competing transaction and, in the event of any adverse recommendation by the Board of Directors of the Issuer to its stockholders involving or related to a Parent Intervening Event (as defined in the Merger Agreement), in the same proportion as the votes cast by the other stockholders of the Issuer and (C) against any corporate action which would prevent or materially delay the transactions contemplated by the Merger Agreement or otherwise result in a material breach of any of the Issuer’s or Sapphire Holdings’ obligations under the Merger Agreement and Voting Agreement, as applicable, (ii) that Sapphire Holdings not transfer its shares of its Class A Common Stock, Class B Common Stock or WSHC Stock without the prior written consent of Mobile Mini, with certain limited exceptions, and (iii) that each of the TDR Parties not solicit an alternative acquisition transaction or participate in discussions or negotiations regarding an alternative acquisition transaction, except as authorized by the Board of Directors of the Issuer in certain circumstances. The Voting Agreement will terminate upon the earliest of the Effective Time and termination of the Merger Agreement in accordance with its terms. In addition, Sapphire Holding may terminate its voting obligations under the Voting Agreement following an adverse recommendation of the Issuer’s Board of Directors involving or relating to a Parent Superior Proposal (as defined in the Merger Agreement), any change to the Merger Consideration that is adverse to Sapphire Holdings or any other amendment to the Merger Agreement that is adverse to Sapphire Holdings in any material respect.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached as Exhibit 10.1 to the Mobile Mini’s Form 8-K, filed on March 5, 2020, and incorporated herein by reference.

The transactions contemplated by the Merger Agreement may, if consummated in accordance with its terms, result in any or all of the actions contemplated by Item 4 of this Statement, including, without limitation, (i) the Merger, as a result of which Mobile Mini would become a subsidiary of the Issuer, (ii) the cessation of certain of the Issuer’s existing director’s role as a director of the Issuer and changes in one or more members of management of the Issuer, (iii) material changes in the capitalization, dividend policy, business structure and corporate structure of the Issuer and (iv) the restatement of the Issuer’s charter and bylaws. Except as set forth in this Item 4 and in connection with the transactions contemplated by the Merger Agreement and the Voting Agreement, neither Mobile Mini nor, to the knowledge of Mobile Mini, any of the persons set forth on Schedule A hereto, has any plans or proposals that relate to or would result in any of the actions specified in Item 4 of this Statement (although Mobile Mini and each person listed on Schedule A hereto reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) – (b)

Based on the Annual Report on Form 10-K filed by the Issuer on March 2, 2020, there were 110,316,368 shares of Class A Common Stock outstanding and 8,024,419 shares of Class B Common Stock outstanding as of February 27, 2020.

Immediately prior to the execution of the Voting Agreement, the Reporting Person did not own any shares of Class A Common Stock. However, as a result of entering into the Voting Agreement on March 1, 2020, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Act, the Reporting Person may be deemed to have shared beneficial ownership with respect to a total of 49,067,354 shares of Class A Common Stock, which represents in the aggregate approximately 44.48% of the shares of Class A Common Stock deemed to be outstanding as described in the prior paragraph. Items 7 through 11 of the cover page of this Statement and the footnotes thereto are incorporated herein by reference.

The beneficial ownership percentages described in this Schedule 13D do not take into account (i) the exchange of the shares of WSHC Stock into a corresponding number of shares of Class A Common Stock at an exchange ratio of 1:1.3261 shares of Class A Common Stock for each share of WSHC Stock (the “Share Exchange”) as contemplated by the Voting Agreement and Sapphire Holdings’ agreement with the Issuer and (ii) the 4,850,000 warrants held by the TDR Parties which can be exercised for 2,425,000 shares of Class A Common Stock (the “Warrant Exercise”).

Except as set forth above, neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the persons named in Schedule A hereto beneficially owns any shares of Class A Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Voting Agreement Shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)

Except for the execution and delivery of the Merger Agreement and the Voting Agreement as set forth in this Item 5, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has effected any transaction in the shares of Class A common Stock during the past 60 days.

(d)

Except with reference to the Merger Agreement and the Voting Agreement and the transactions contemplated by those agreements, and except as set forth in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons set forth on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Statement is incorporated into this Item 6 by reference.

Other than as described in Items 3 and 4 of this Statement, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer of voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1	Agreement and Plan of Merger, dated as of March 1, 2020, by and among WillScot Corporation, Picasso Merger Sub, Inc. and Mobile Mini, Inc. (filed as Exhibit 2.1 to Mobile Mini’s Current Report on Form 8-K filed with the SEC on March 5, 2020 and incorporated herein by reference).

2	Voting Agreement, dated as of March 1, 2020, by and among Mobile Mini, Inc., TDR Capital LLP, TDR Capital II Holdings L.P. and Sapphire Holding S.à.r.l. (filed as Exhibit 10.1 to Mobile Mini’s Current Report on Form 8-K filed with the SEC on March 5, 2020 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2020

MOBILE MINI, INC.

By:	/s/ Christopher J. Miner
Name:	Christopher J. Miner
Title:	Senior Vice President and General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following table sets forth certain information with respect to the directors and officers of Mobile Mini, Inc. The business address of each director and executive officer is c/o Mobile Mini, Inc., 4646 E. Van Buren Street, Suite 400, Phoenix, Arizona 85008.

Directors

Name	Present Principal Occupation or Employment	Citizenship

Sara R. Dial	President and Chief Executive Officer of Sara Dial & Associates; Lead Director for Grand Canyon Education, Inc.	United States

Jeffrey S. Goble	Chief Executive Officer of Access Scientific, LLC	United States

James J. Martell	Chairman of the board of directors of MyUS.com, Protrans International; Ameriflight and UShip.com; Owner and Director of Transforce Staffing, Quality Distribution, Livingston International, Baxter Inventory Systems and Transplace	United States

Stephen A. McConnell	President of Solano Ventures	United States

Frederick G. McNamee, III	Private Investor and Partner in a Consulting Practice	United States

Kimberly J. McWaters	Director of Universal Technical Institute, Inc. and Penske Automotive Group, Inc.	United States

Erik Olsson	Non-executive Chairman of the board of directors of Mobile Mini, Inc.	United States

Lawrence Trachtenberg	Private Investor	United States

Michael W. Upchurch	Executive Vice President and Chief Financial Officer for Kansas City Southern	United States

Michael L. Watts	President of Watts Investments LLC	United States

Kelly Williams	President and Chief Executive Officer of Mobile Mini, Inc.	United States

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship

Mark Krivoruchka	Senior Vice President – Chief Human Resources Officer	United States

Christopher J. Miner	Senior Vice President & General Counsel	United States

Van Welch	Executive Vice President & Chief Financial Officer	United States

Kelly Williams	President & Chief Executive Officer	United States